

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

August 8, 2006

Mr. John O. Muse
Executive Vice President – Finance and Administration
Darling International Inc.
251 O'Connor Ridge Blvd., Suite 300
Irving, Texas 75038

> **Re: Darling International Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 16, 2006**
> **File No. 1-13323**

Dear Mr. Muse:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Results of Operations

Fifty-two Week Fiscal Year Ended December 31, 2005 ("Fiscal 2005") Compared to Fifty-two Week Fiscal Year Ended January 1, 2005 ("Fiscal 2004")

Income Taxes, page 30

1.   We note the reduction in your effective tax rate as disclosed in Note 10 to your financial statements. Provide a discussion of the impact of this rate reduction on your results of operations for fiscal 2005.

Critical Accounting Policies, page 38

2.   Several critical policies discussed here are not disclosed in your financial statements. Provide the appropriate disclosure for all significant accounting policies in the Notes to your financial statements.

Consolidated Balance Sheets, page 49

3.   Provide the appropriate level of detail for prepaid assets in excess of 5% of current assets and non-current liabilities in excess of 5% of total liabilities, respectively, in your balance sheet or a footnote to your financial statements. Refer to Regulation S-X Item 5.02(8) and (14) for guidance.

Notes to Consolidated Financial Statements

Note 1 – General

(b) - Summary of Significant Accounting Policies

(7) – Environmental Expenditures, page 55

4.   We note your policy to capitalize environmental expenditures incurred to mitigate or prevent current or future contamination. Tell us in greater detail the nature of such costs and how your policy is applied. You may refer to Emerging Issue Task Force Abstract 90-8 for guidance. We may have further comment.

Note 14 – Contingencies, page 71

5.   With respect to your environmental liabilities, provide all the disclosures required by paragraphs 151 – 172 of Statement of Position (SOP) 96-1 or tell us why such disclosure is not required. In particular, address the requirements of paragraph 156 with regard to disclosure of certain significant risks and uncertainties under SOP 94-6.

Exhibits 31.1 and 31.2

6.   We note that the wording of your certifications does not conform to the requirements as specified in Financial Release 33-8238. Please provide the correctly worded certifications. The title of your certifying officer and the name of the company should not be included in the introductory line and the certification should include the language of paragraph 4b that refers to the certifying officer's responsibility for designing internal control over financial reporting.

Form 8-K/A filed July 28, 2006

Notes to Pro Forma Condensed Combined Financial Statements

Note 3 – Pro Forma Adjustments

Pro Forma Statement of Operations Adjustments (h), page 8

7.   The pro forma effect of contingent shares issued to management should be disclosed but not presented as a pro forma adjustment, as the issuance is not expected to have a continuing impact on the company. See Rule 11-02(b)(6) of Regulation S-X. Please revise your statements accordingly.

Pro Forma Statement of Operations Adjustments (j), page 8

8.   Disclose the pro forma effect of a 1/8 point change in the rate of your variable rate debt on the pro forma statement of operations.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Mr. John O. Muse
Darling International Inc.
August 8, 2006
page 4

　　　　　We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

　　　　　In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

　　　　　In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

　　　　　You may contact Gary Newberry at (202) 551-3761, or Kimberly Calder at (202) 551-3701, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3684 with any other questions.

　　　　　　　　　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　　　　　　　　　April Sifford
　　　　　　　　　　　　　　　　　　　　　　　Branch Chief